

May 7, 2020

Edward Fitzpatrick
Chief Financial Officer
Genpact LTD
Victoria Place , 5th Floor
31 Victoria Street
Hamilton HM 10
Bermuda

>   **Re: Genpact Limited**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed March 2, 2020**
>   **File No. 1-33626**

Dear Mr. Fitzpatrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 2, 2020

3. Business acquisitions, page F-25

1. Please tell us your consideration of the disclosure guidance in ASC 805-10-50-2h. If disclosure of any of the information is impracticable, you should disclose that fact and explain why the disclosures are impracticable. In addition, please tell us the amount of income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle of Rightpoint Consulting LLC for the year ended December 31, 2018 used to measure the significance of the acquired business under Rule 3-05 of Regulation S-X.

14. Long-term debt, page F-40

2. We note your disclosure in Risk Factors that your ability to pay dividends is subject to

restrictive covenants contained in credit facility agreements. Please tell us your consideration of describing the most significant restrictions on the payment of dividends, indicating their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X.

17. Employee benefit plans, page F-43

3.   We note that retirement benefits recognized in the consolidated balance sheets as disclosed in notes 13 and 16 are greater than the amounts disclosed in the table of the funded status of defined benefit plans on page F-44 and deferred compensation plan disclosed on page F-49. Please tell us the nature and amounts of other items included in retirement benefits in notes 13 and 16.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements or with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services